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 Newmark Knight Frank

 Willamette University

Mark Hush · 3rd

Managing Director at Newmark Knight Frank

Portland, Oregon Area · 500+ connections · **Contact info**

Experience



Managing Director

Newmark Knight Frank

May 2010 – Present · 10 yrs 6 mos

Providing real estate advisory services for commercial leases and sales. Specializing in industrial/flex, manufacturing and distribution properties in the Pacific Northwest.



Member

Oregon Fujian Sister State Committe

2008 – 2012 · 4 yrs



Broker

Capacity Commercial Group LLC

May 2004 – May 2010 · 6 yrs 1 mo

Represent owners and users of commercial real estate specializing in industrial and technology sectors. Providing specific local market expertise allowing companies and individuals to procuring real estate and have confidence that the decision result in the best value for the desired outcome.



Sale Associate

Colliers International

Jan 2002 – Apr 2004 · 2 yrs 4 mos

Representation of business in the leasing and selling of commercial real estate. Evaluation and pricing of commercial real estate and development of marketing program for property leasing and sales assignments.



Vice President
WDC Properties
Oct 1999 – Nov 2001 · 2 yrs 2 mos

Analysis, feasibility and proforma's for real estate development projects. Manage entitlement process for new construction and permiting for innner-city redevelopment projects. Oversight and management of real estate construction.



Sales Associate
Colliers International
Jun 1997 – Sep 1999 · 2 yrs 4 mos

Part of a three person team providing marketing and sales expertise for commercial real estate. Accomplishment highlights included the sale of the former Blitz Weinhard Brewery located in downtown Portland. The property has since been developed into an internationally recognized mixed-use urban development consisting of 1.7 million …see more



Senior Appraiser
Zell & Associates Appraisers
Aug 1995 – May 1997 · 1 yr 10 mos

Writing of commercial real estate appraisals specializing in residential sub-division developments.



Senior Appraiser
Koppel Tenner Real Estate Service
Aug 1994 – Aug 1995 · 1 yr 1 mo

Writing of commercial real estate appraisals and cultivating local client base in co-ordination with immediate supervisor. Assisted in the establishment of Portland office. KTR specialized in providing valuation services to institutional clients.



Appraiser
Lyon Skelte & Speirs
Dec 1991 – Aug 1994 · 2 yrs 9 mos

Writing of commercial real estate appraisals and supporting senior appraisers.

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Education



Willamette University
B.S., Business Economics
1989 – 1991



United States Merchant Marine Academy
1985 – 1986



Silverton High
1982 – 1985